EXHIBIT 8.1

List of subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Aiways Automobile Holding Limited	Cayman Islands
Aiways Merger Sub Limited	Cayman Islands
Yi Xin International Investment Limited	British Virgin Islands
Wanwang Investment Limited	British Virgin Islands
China Boya Education Group Co., Ltd.	Hong Kong
Wanzhong (HK) Investment Limited	Hong Kong
China Liberal (Beijing) Education Technology Co., Ltd.	PRC
Fujian China Liberal Education Technology Group Co., Ltd	PRC
Beijing Oriental Wisdom Culture Development Co., Ltd.	PRC
Fujian Wanzhong Education Investment Management Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation

Fuzhou Melbourne Polytechnic	PRC
Strait College of Minjiang University	PRC